Mail Stop 3561

                                                March 8, 2006


Arthur Lyons
President
Longfoot Communications Corp.
914 Westwood Boulevard, Suite 809
Los Angeles, CA 90024

      Re:	Longfoot Communications Corp.
      Amendment No. 2 to Registration Statement on Form SB-2
      Filed February 28, 2006
      File No. 333-130110

Dear Mr. Lyons:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Dilution of the Price You Pay for Your Shares, page 12

1. Please revise the net tangible book value per share before the offering so that the same amount appears in each column. We note that the net tangible book value per share before the offering appears to be $ 0.01 per share.

Financial Statements

Statements of Cash Flows, page F-6

2. The amounts presented in the statements of cash flows for the year
ended September 30, 2005 and the cumulative period from July 21,
2004
(inception) to September 30, 2005 are not mathematically accurate. Please recompute the amounts in these columns and revise as appropriate.

Note 2. Significant Accounting Policies - Recent accounting pronouncements, page F-10

3. The disclosure in the last sentence in the paragraph describing the anticipated impact of adoption of FIN 47 appears to contain a typographical error. Please revise to clarify the disclosure.

Exhibit 23.1 Consent of Independent Registered Public Accounting
Firm

4. We note that the auditor`s consent refers to Amendment No. 1.
Please revise the consent to refer to the current amendment.


*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Sondra Snyder, Staff Accountant, at (202)
551-
3332 or Robyn Manuel, Senior Staff Accountant, at (202) 551-3823, if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at
(202) 551-3240, or me at (202) 551-3720 with any other questions.


Sincerely,



H. Christopher Owings
Assistant Director


cc:	Roger D. Linn, Esq.
	Weintraub Genshlea Chediak
	Via Facsimile


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Arthur Lyons
Longfoot Communications Corp.
March 8, 2006
Page 1